Free Writing Prospectus (To the Prospectus dated February 10, 2009, Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 February 10, 2009

$ Variable Coupon Principal Protected Notes due February 27, 2014 Linked to an Equally Weighted Basket of 10 Common Stocks Medium-Term Notes, Series A E-2996

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA-/Aa3‡)

Initial Valuation Date:	February 24, 2009

Issue Date:	February 27, 2009

Final Valuation Date:	February 24, 2014*

Maturity Date:	February 27, 2014* (resulting in a term to maturity of approximately 5 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Reference Asset:	A basket (the “Basket”) consisting of 10 common stocks or ordinary shares (each, a “Basket Stock” and collectively, the “Basket Stocks”). The Basket Stocks and the Bloomberg ticker symbol, the Stock Weighting and the Initial Share Price of each Basket Stock are set forth under “The Basket” on page FWP-2 of this free writing prospectus.

Coupon Rate:	The Coupon Rate for each Coupon Payment Date will be a percentage equal to the arithmetic average of the Stock Performances of Basket Stocks on the applicable Coupon Determination Date, provided, in each case, that the Coupon Rate will not be less than 0%.

Coupon Payment:	The Coupon Payment per $1,000 principal amount Note payable on each Coupon Payment Date will equal $1,000 x Coupon Rate.

Payment at Maturity:	At maturity, you will receive a cash payment for each $1,000 principal amount Note of $1,000 (plus the final Coupon Payment, if any).

Coupon Payment Dates*:	The third business day after each Coupon Determination Date.

Coupon Determination Dates*:	February 24, 2010, February 24, 2011, February 24, 2012, February 22, 2013 and February 24, 2014

Return Cap:	13.00% - 18.00% ** ** the actual Return Cap will be determined on the initial valuation date.

Stock Performance:

The Stock Performance for a Basket Stock on any Coupon Determination Date will be:

(1) if the Stock Return on such day is greater than the Return Cap, the Return Cap, or

(2) if the Stock Return is less than or equal to the Return Cap, the Stock Return.

Stock Return:	With respect to each Basket Stock, on any Coupon Determination Date, a percentage equal to: Final Share Price – Initial Share Price Initial Share Price

Initial Share Price:	With respect to each Basket Stock, the closing price of one share of such Basket Stock on the initial valuation date.

Final Share Price:	With respect to each Basket Stock, the closing price of one share of such Basket Stock on the applicable Coupon Determination Date.

CUSIP/ISIN:	06738QL89 and US06738QL895

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-7 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, information supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

The Basket

The Basket Stocks and the Bloomberg ticker symbol, the Stock Weighting and the Initial Share Price of each Basket Stock are set forth below:

Ticker Symbol	Basket Stock	Exchange	Stock Weighting	Initial Share Price
GILD	Gilead Sciences, Inc.	Nasdaq	1/10	[—]
FSLR	First Solar, Inc.	Nasdaq	1/10	[—]
GOOG	Google Inc.	Nasdaq	1/10	[—]
KO	The Coca-Cola Company	NYSE	1/10	[—]
MOS	The Mosaic Company	NYSE	1/10	[—]
NOV	National Oilwell Varco, Inc.	NYSE	1/10	[—]
NUE	Nucor Corporation	NYSE	1/10	[—]
PM	Philip Morris International Inc.	NYSE	1/10	[—]
QCOM	QUALCOMM Incorporated	Nasdaq	1/10	[—]
UTX	United Technologies Corporation	NYSE	1/10	[—]

Hypothetical Examples

The following examples illustrate the payments on the Notes assuming an initial investment of $1,000, hypothetical Coupon Rates for applicable Coupon Payment Dates and share prices of the basket stocks are as indicated.

FWP–2

Example 1: In this case, as of each Coupon Determination Date, the Final Share Price of each Basket Stock has increased from the Initial Share Price.

Table of Hypothetical Basket Stock Performances:

Final Share Price

Basket Stock	Initial Share Price	Year 1	Year 2	Year 3	Year 4	Year 5
GILD	52.23	59.02	60.06	59.02	60.06	61.63
FSLR	149.79	169.26	169.26	173.76	169.26	169.26
GOOG	353.72	399.70	417.39	438.61	410.32	410.32
KO	42.69	48.24	51.23	52.08	49.09	50.37
MOS	41.35	46.73	46.73	52.10	46.73	47.97
NOV	28.02	31.66	34.74	33.62	32.50	31.66
NUE	44.25	50.00	51.33	51.33	50.00	50.00
PM	37.26	42.10	43.22	42.48	42.10	43.22
QCOM	35.04	39.60	39.60	39.60	40.65	39.60
UTX	48.05	54.30	54.30	54.30	55.26	56.70
Stock Performance capped at 13%

Basket Stock		Year 1	Year 2	Year 3	Year 4	Year 5
GILD		13.00%	13.00%	13.00%	13.00%	13.00%
FSLR		13.00%	13.00%	13.00%	13.00%	13.00%
GOOG		13.00%	13.00%	13.00%	13.00%	13.00%
KO		13.00%	13.00%	13.00%	13.00%	13.00%
MOS		13.00%	13.00%	13.00%	13.00%	13.00%
NOV		13.00%	13.00%	13.00%	13.00%	13.00%
NUE		13.00%	13.00%	13.00%	13.00%	13.00%
PM		13.00%	13.00%	13.00%	13.00%	13.00%
QCOM		13.00%	13.00%	13.00%	13.00%	13.00%
UTX		13.00%	13.00%	13.00%	13.00%	13.00%
Average of Capped Performances:		13.00%	13.00%	13.00%	13.00%	13.00%
Coupon Floor:		0.00%	0.00%	0.00%	0.00%	0.00%
Annual Coupon:		13.00%	13.00%	13.00%	13.00%	13.00%

Calculate the return on the Notes:

Because the stock return of each basket stock is greater than the return cap of 13% as of each Coupon Determination Date, the Coupon payment on each Coupon Payment Date is equal to (a) the principal amount of the Notes multiplied by (b) the Return Cap, calculated as follows:

($1,000 x the Return Cap) = ($1,000 x 13%) = $130.00

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Therefore, the total coupon payments on per $1,000 principal amount Note would be $130, representing a 13% return on investment over the term of the Notes.

Example 2: In this case, on any Coupon Determination Date, the Final Share Prices of some of the Basket Stocks have decreased from Initial Share Prices, while the Final Share Prices of some of the Basket Stocks have increased.

Table of Hypothetical Basket Stock Performances:

Final Share Price

Basket Stock	Initial Share Price	Year 1	Year 2	Year 3	Year 4	Year 5
GILD	52.23	55.89	55.89	55.89	60.06	55.89
FSLR	149.79	157.28	142.30	146.79	169.26	140.80
GOOG	353.72	378.48	374.94	364.33	417.39	371.41
KO	42.69	43.97	43.97	44.82	52.94	43.97
MOS	41.35	37.22	37.22	44.24	49.62	43.42
NOV	28.02	25.78	25.78	26.62	31.66	29.98
NUE	44.25	40.27	40.27	46.46	50.00	40.71
PM	37.26	39.87	39.50	38.38	42.85	39.12
QCOM	35.04	32.24	37.49	37.49	40.65	37.49
UTX	48.05	44.21	44.69	50.93	54.30	51.41
Stock Performance capped at 13%

Basket Stock		Year 1	Year 2	Year 3	Year 4	Year 5
GILD		7.00%	7.00%	7.00%	13.00%	7.00%
FSLR		5.00%	-5.00%	-2.00%	13.00%	-6.00%
GOOG		7.00%	6.00%	3.00%	13.00%	5.00%
KO		3.00%	3.00%	5.00%	13.00%	3.00%
MOS		-10.00%	-10.00%	7.00%	13.00%	5.00%
NOV		-8.00%	-8.00%	-5.00%	13.00%	7.00%
NUE		-9.00%	-9.00%	5.00%	13.00%	-8.00%
PM		7.00%	6.00%	3.00%	13.00%	5.00%
QCOM		-8.00%	7.00%	7.00%	13.00%	7.00%
UTX		-8.00%	-7.00%	6.00%	13.00%	7.00%
Average of Capped Performances:		-1.40%	-1.00%	3.60%	13.00%	3.20%
Coupon Floor:		0.00%	0.00%	0.00%	0.00%	0.00%
Annual Coupon:		0.00%	0.00%	3.60%	13.00%	3.20%

FWP–4

Calculate the return on the Notes:

Because the average stock performances in year one and two are less than 0% and the Coupon Rate may not be less than 0%, the Coupon payments for year one and two will be equal to zero. The coupon payment for year three, four and five will be calculated as follows:

Year Three: ($1,000 x Average Stock Performance) = ($1,000 x 3.60%) = $36.00

Year Four: ($1,000 x Return Cap) = ($1,000 x13%) = $130.00

Year Five: ($1,000 x Average Stock Performance) = ($1,000 x 3.20%) = $32.00

Therefore, the total coupon payment on the Note is $198 per $1,000 principal amount Note, representing a 19.80% return on investment over the term of the Notes.

Example 3: In this case, as of each Coupon Determination Date, the Final Share Price of each Basket Stock has decreased from the Initial Share Price and average stock performance is less than zero.

Table of Hypothetical Basket Stock Performances:

Final Share Price

Basket Stock	Initial Share Price	Year 1	Year 2	Year 3	Year 4	Year 5
GILD	52.23	51.19	51.71	49.10	49.62	50.66
FSLR	149.79	142.30	142.30	143.80	146.79	148.29
GOOG	353.72	328.96	343.11	346.65	350.18	346.65
KO	42.69	41.41	40.98	42.26	40.56	41.84
MOS	41.35	39.28	40.52	40.94	39.28	40.94
NOV	28.02	27.74	26.34	27.46	27.46	27.74
NUE	44.25	42.92	41.15	42.92	43.81	43.37
PM	37.26	36.14	34.65	36.14	36.89	36.51
QCOM	35.04	34.34	33.99	33.29	34.34	34.34
UTX	48.05	47.09	46.61	45.65	47.09	47.09
Stock Performance capped at 13%

Basket Stock		Year 1	Year 2	Year 3	Year 4	Year 5
GILD		-2.00%	-1.00%	-6.00%	-5.00%	-3.00%
FSLR		-5.00%	-5.00%	-4.00%	-2.00%	-1.00%
GOOG		-7.00%	-3.00%	-2.00%	-1.00%	-2.00%
KO		-3.00%	-4.00%	-1.00%	-5.00%	-2.00%
MOS		-5.00%	-2.00%	-1.00%	-5.00%	-1.00%
NOV		-1.00%	-6.00%	-2.00%	-2.00%	-1.00%
NUE		-3.00%	-7.00%	-3.00%	-1.00%	-2.00%
PM		-3.00%	-7.00%	-3.00%	-1.00%	-2.00%
QCOM		-2.00%	-3.00%	-5.00%	-2.00%	-2.00%
UTX		-2.00%	-3.00%	-5.00%	-2.00%	-2.00%
Average of Capped Performances:		-3.30%	-4.10%	-3.20%	-2.60%	-1.80%
Coupon Floor:		0.00%	0.00%	0.00%	0.00%	0.00%
Annual Coupon:		0.00%	0.00%	0.00%	0.00%	0.00%

FWP–5

Calculate the return on the Notes:

Because the average stock performance on each Coupon Determination Date is less than 0% and the Coupon Rate may not be less than 0%, the Coupon payment will be equal to zero on each Coupon Payment Date.

Therefore, the total return on the Note is 0.00% over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The calculation agent may adjust any variable described in this free writing prospectus, including but not limited to the coupon determination date, the initial share prices, the final share prices and any combination thereof as described in the following sections of the accompanying prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” with respect to the basket stocks and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” with respect with respect to the basket stocks and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket” with respect to the reference asset.

•

Preservation Of Capital At Maturity—You will receive at least 100% of the principal amount of your Notes if you hold the Notes to maturity, regardless of the performance of the Basket Stocks. Because the Notes are our senior unsecured obligations, any Coupon Payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

•

Annual Coupon Payments—The Notes offer the potential to earn annual Coupon Payments with a variable Coupon Rate that is linked to the performance of Basket Stocks. The Coupon Rate is equal to the average Stock Performances of the Basket Stocks, provided that the Coupon Rate will not be less than 0%. For each Basket Stock, the Stock Performance on any Coupon Determination Date will be to the lesser of (i) the return cap and (ii) the percentage change of the closing price of one share of such Basket Stock from the initial valuation date to such Coupon Determination Date (the “Stock Return”). Accordingly, you will receive a Coupon Payment on a Coupon Payment Date if the closing prices of a sufficient number of the Basket Stocks have appreciated from the initial valuation date to the applicable Coupon Determination Date to offset the negative Stock Return of any other Basket Stock.

•

Return Linked to an Equally Weighted Basket of 10 Basket Stocks—The return on the Notes is linked to the performance of an equally weighted basket of 10 common stocks. These Basket Stocks are the common stocks of Gilead Sciences, Inc., First Solar, Inc., Google Inc., The Coca-Cola Company, The Mosaic Company, National Oilwell Varco, Inc., Nucor Corporation, Philip Morris International Inc., QUALCOMM Incorporated and United Technologies Corporation.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under ‘‘Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes would likely be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the payments that are made annually on the Notes. This comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed prior to maturity and are neither a prediction nor a guarantee of what the actual yield will be. In addition to accruing interest income in accordance with the comparable yield and projected payment schedule, you will be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.

FWP–6

Any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

It is possible that the Internal Revenue Service could seek to characterize your Notes in a manner that results in tax consequences that are different from those described above. For example, the Internal Revenue Service could assert that your Notes should be treated as variable rate debt instruments. If your Notes were so treated, you would generally be taxed on any interest on the Notes as ordinary income at the time you received the interest or when it accrued, depending on your method of accounting for tax purposes. If your Notes were treated as variable rate debt instruments and you sold or exchanged your Notes prior to maturity, you would generally recognize gain or loss, which would generally be capital gain or loss except to the extent that such gain or loss was attributable to accrued, but unpaid interest. However, because the amount of interest, if any, that might be paid with respect to the Notes, if they were treated as variable rate debt instruments, would not be determined until the Coupon Determination Date, it is not clear how much interest, if any, a holder that sold a note on a day other than a Coupon Determination Date would treat as accrued but unpaid interest. You should consult your tax advisor about this possibility. The rules applicable to variable rate debt instruments are discussed further under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the accompanying prospectus supplement.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield and projected payment schedule for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket stocks. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

•

You May Not Receive Coupon Payments On Your Notes—Your only return on the Notes will be the annual Coupon Payments, if any, that may be paid over the term of the Notes. If the closing prices of one or more of the Basket Stocks have declined from the initial valuation date to the applicable Coupon Determination Date, resulting in negative Stock Returns for such Basket Stocks, any such negative Stock Returns could offset entirely the positive contribution to the Coupon Rate from any other Basket Stocks that have positive Stock Returns. Under these circumstances, the Coupon Rate will be equal to 0% and no Coupon Payment will be made on the applicable Coupon Payment Date. If the Coupon Rate is 0% for each of the Coupon Payment Dates, you will not receive any Coupon Payment over the term of the Notes. At maturity, you will receive a cash payment equal to $1,000 per $1,000 principal amount Note.

•

Limited Return On The Notes—The appreciation potential of the Notes is limited by the Return Cap. On each Coupon Determination Date, even if one or more of the Stock Returns is greater than the Return Cap, the Stock Performances for those Basket Stocks and therefore the Coupon Rate will not exceed the Return Cap. Accordingly, your return on each Coupon Payment Date will be limited, regardless of the actual appreciation of the closing prices of the Basket Stocks, which may be significant.

•

Changes In The Closing Prices Of The Basket Stocks May Offset Each Other—The Notes are linked to an equally weighted Basket consisting of 10 Basket Stocks. Price movements in the Basket Stocks may change such that the Stock Returns for the Basket Stocks on any Coupon Determination Date may not correlate with each other. At a time when the closing prices of one or more of the Basket Stocks increases, the closing prices of the other Basket Stocks may not increase as much or may even decline. Therefore, in calculating the Coupon Rate for any Coupon Payment Date, any positive contribution from a Basket Stock with a positive Stock Return may be moderated, or more than offset, by declines in the closing prices of the other Basket Stocks. There can be no assurance that the Final Share Price for any Basket Stock will be higher than its Initial Share Price on any Coupon Determination Date.

•

Correlation Of Performances Among The Basket Stocks May Reduce The Performance Of The Notes—Performances among the Basket Stocks may become highly correlated from time to time during the term of the Notes, including, but not

FWP–7

limited to, a period in which there is a substantial decline in the primary securities markets for the Basket Stocks. High correlation during periods of negative Stock Returns among the Basket Stocks could cause the Coupon Payments to be zero and adversely affect the market value of the Notes.

•

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Basket Stocks would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Stocks;

•	the time to maturity of the Notes;

•	the dividend rate on the Basket Stocks;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The Basket Stocks

We urge you to read “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information” in the prospectus supplement. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a linked share can be located by reference to the relevant basket stock SEC file number specified below.

The summary information below regarding the companies issuing the basket stocks comes from the issuers’ respective SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuers of the basket stocks with the SEC. You are urged to refer to the SEC filings made by the relevant issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

Gilead Sciences, Inc.

According to publicly available information, Gilead Sciences, Inc. (the “Company”) is a biopharmaceutical company that discovers, develops and commercializes therapeutics to advance the care of patients suffering from life-threatening diseases. The Company is a multinational company, with revenues from nine approved products and commercial sales operations in fifteen countries. It focuses its research and clinical programs on anti-infectives. The Company seeks to add to its existing portfolio of products through its internal discovery and clinical development programs and through an active product acquisition and in-licensing strategy.

The Company’s worldwide headquarters are in Foster City, California. It is incorporated in Delaware on June 22, 1987. The Company’s website is www.gilead.com.

The basket stock’s SEC file number is 000-19731.

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Historical Performance of the Common Stock of Gilead Sciences, Inc.

The following graph sets forth the historical performance of the common stock of Gilead Sciences, Inc. based on the daily closing price from January 3, 2003 through February 5, 2009. The closing price on February 5, 2009 was 52.23. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

First Solar, Inc.

According to publicly available information, First Solar, Inc. (the “Company”) designs and manufactures solar modules using a proprietary thin film semiconductor technology. The Company manufactures its solar modules on high-throughput production lines and performs all manufacturing steps in an automated, proprietary, continuous process.

The Company is expanding its manufacturing capacity with the construction of four plants—each with four production lines—at its Malaysian manufacturing center. In August 2006, the Company expanded its Ohio plant from one to three production lines. In April 2007, the Company started initial production at a four line manufacturing plant in Germany, which reached full capacity in the third quarter of 2007. Also in April 2007, the Company began construction of plant one of its Malaysian manufacturing center. In the third and fourth quarters of 2007, the Company began construction of plants two and three, respectively; and in the first quarter of 2008, it began construction of plant four. The Company expects plant one to reach its full capacity in the second half of 2008; plant two to reach its full capacity in the first half of 2009; and plants three and four to reach full capacity in the second half of 2009. After plant four of its Malaysian manufacturing center reaches its full capacity, the Company will have 23 production lines and an annual global manufacturing capacity of approximately 1012MW based on the fourth quarter of 2007 average run rate at its existing plants. On November 30, 2007, the Company completed the acquisition of Turner Renewable Energy, LLC, a privately held company which designed and deployed commercial solar projects for utilities in the United States.

The Company’s customers develop, own and operate solar power plants or sell turnkey solar power plants to end-users that include owners of land, owners of agricultural buildings, owners of commercial warehouses, offices and industrial buildings, public agencies, municipal government authorities, utility companies, and financial investors that desire to own large scale solar power plant projects.

The basket stock’s SEC file number is: 001-33156.

Historical Performance of the Common Stock of First Solar, Inc.

The following graph sets forth the historical performance of the common stock of First Solar, Inc. based on the daily closing price from November 17, 2006 through February 5, 2009. The closing price on February 5, 2009 was 149.79. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Google Inc.

According to publicly information, Google Inc. (the “Company”) is a global technology leader focused on improving the ways people connect with information. The Company’s innovations in web search and advertising have made its web site a top internet destination and its brand one of the most recognized in the world. The Company maintains the largest, most comprehensive index of web sites and other content, and it makes this information freely available to anyone with an internet connection. The Company’s automated search technology helps people obtain nearly instant access to relevant information from our vast online index.

The Company generates revenue primarily by delivering relevant, cost-effective online advertising. Businesses use the Company’s AdWords program to promote their products and services with targeted advertising. In addition, the thousands of third-party web sites that comprise the Google Network use the Company’s AdSense program to deliver relevant ads that generate revenue.

The Company was incorporated in California in September 1998 and reincorporated in Delaware in August 2003. The Company’s headquarters are located at 1600 Amphitheatre Parkway, Mountain View, California 94043, and the telephone number is (650) 253-0000.

The basket stock’s SEC file number is: 000-50726.

Historical Performance of the Common Stock of Google Inc.

The following graph sets forth the historical performance of the common stock of Google Inc. based on the daily closing price from August 19, 2004 through February 5, 2009. The closing price on February 5, 2009 was 353.72. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The Coca-Cola Company

According to publicly available information, The Coca-Cola Company (the “Company”) is the largest manufacturer, distributor and marketer of nonalcoholic beverage concentrates and syrups in the world. Finished beverage products bearing the Company’s trademarks, sold in the United States since 1886, are now sold in more than 200 countries.

The Company’s business is nonalcoholic beverages—principally sparkling beverages, but also a variety of still beverages. The Company manufactures beverage concentrates and syrups, which it sells to bottling and canning operations, fountain wholesalers and some fountain retailers, as well as finished beverages, which it sells primarily to distributors.

The Company was incorporated in September 1919 under the laws of the State of Delaware and succeeded to the business of a Georgia corporation with the same name that had been organized in 1892.

The basket stock’s SEC file number is: 1-2217.

Historical Performance of the Common Stock of The Coca-Cola Company

The following graph sets forth the historical performance of the common stock of The Coca-Cola Company based on the daily closing price from January 3, 2003 through February 5, 2009. The closing price on February 5, 2009 was 42.69. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The Mosaic Company

According to publicly available information, The Mosaic Company (the “Company”) is a producer and marketer of concentrated phosphate and potash crop nutrients for the global agriculture industry. The Company is a single source supplier of phosphate-, potash- and nitrogen-based crop nutrients and animal feed ingredients. The Company serves customers in approximately 40 countries. The Company has phosphate mining operations in Florida and phosphate production facilities in Florida and Louisiana; potash mines and production facilities in Saskatchewan, Canada, New Mexico and Michigan; strategic equity investments in phosphate and nitrogen production facilities in Brazil; and other production, blending or distribution operations or equity investments in nearly a dozen countries.

The basket stock’s SEC file number is 001-32327.

Historical Performance of the Common Stock of The Mosaic Company

The following graph sets forth the historical performance of the common stock of The Mosaic Company based on the daily closing price from October 25, 2004 through February 5, 2009. The closing price on February 5, 2009 was 41.35. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

National Oilwell Varco, Inc.

According to publicly available information, National Oilwell Varco, Inc. (the “Company”) is a leading worldwide provider of equipment and components used in oil and gas drilling and production operations, oilfield services, and supply chain integration services to the upstream oil and gas industry. The Company conducts operations in over 700 locations across six continents.

On March 11, 2005, the Company acquired all of the outstanding shares of Varco International, Inc. with the issuance of 0.8363 shares of National-Oilwell, Inc. common stock for each Varco common share. The Company then changed its name from National-Oilwell, Inc. to National Oilwell Varco, Inc. The fiscal year ending December 31, 2006 represents the first full year of operations of the combined entities.

On December 16, 2007, the Company agreed to acquire 100% of the outstanding shares of Grant Prideco, Inc. for a combination of $23.20 cash per share and 0.4498 shares of the Company’s common stock. Consummation of the merger requires approval by the stockholders of Grant Prideco and also approval from various regulatory agencies. The Company anticipates completion of the merger during the second quarter of 2008.

The Company’s principal executive offices are located at 10000 Richmond Avenue, Houston, Texas 77042, its telephone number is (713) 346-7500, and its Internet web site address is http://www.nov.com.

The basket stock’s SEC file number is: 1-12317.

Historical Performance of the Ordinary Shares of National Oilwell Varco, Inc.

The following graph sets forth the historical performance of the ordinary shares of National Oilwell Varco, Inc. based on the daily closing price from January 3, 2003 through February 5, 2009. The closing price on February 5, 2009 was 28.02. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Nucor Corporation

According to publicly available information, Nucor Corporation (the “Company”) was incorporated in Delaware in 1958. The business of the Company is the manufacture and sale of steel and steel products, which accounted for the majority of the sales and the majority of the earnings in 2007, 2006 and 2005. The Company reports its results in two segments: steel mills and steel products. Principal products from the steel mills segment are hot-rolled steel (angles, rounds, flats, channels, sheet, wide-flange beams, pilings, billets, blooms, beam blanks and plate) and cold-rolled steel. Principal products from the steel products segment are steel joists and joist girders, steel deck, fabricated concrete reinforcing steel, cold finished steel, steel fasteners, light gauge steel framing, steel grating and expanded metal, and wire and wire mesh. Hot-rolled steel is manufactured principally from scrap.

The basket stock’s SEC file number is 1-4119.

Historical Performance of the Common Stock of Nucor Corporation

The following graph sets forth the historical performance of the common stock of Nucor Corporation based on the daily closing price from January 3, 2003 through February 5, 2009. The closing price on February 5, 2009 was 44.25. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Philip Morris International Inc.

According to publicly available information, Philip Morris International Inc. (the “Company”) is a holding company whose subsidiaries and affiliates, and their licensees, are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside the United States of America. The Company manages its business in four segments: European Union; Eastern Europe, Middle East and Africa; Asia; and Latin America & Canada. The company’s products are sold in approximately 160 countries.

Prior to March 28, 2008, the company was a wholly-owned subsidiary of Altria Group, Inc. On January 30, 2008, the Altria Board of Directors voted to spin off all of Altria’s shares of the company’s common stock to Altria stockholders in a tax-free distribution pursuant to Section 355 of the U.S. Internal Revenue Code.

The basket stock’s SEC file number is 001-33708.

Historical Performance of the Common Stock of Philip Morris International Inc.

The following graph sets forth the historical performance of the common stock of Philip Morris International Inc. based on the daily closing price from March 17, 2008 through February 5, 2009. The closing price on February 5, 2009 was 37.26. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

QUALCOMM Incorporated

According to publicly available information, QUALCOMM Incorporated (the “Company”) publicly introduced in 1989 the concept that a digital communication technique called CDMA could be commercially successful in wireless communication applications. CDMA stands for Code Division Multiple Access and is one of the main technologies currently used in digital wireless communications networks. CDMA and the other main digital wireless communications technologies, TDMA (which stands for Time Division Multiple Access) and GSM (which is a form of TDMA and stands for Global System for Mobile Communications) are the digital technologies used to transmit a wireless phone user’s voice or data over radio waves using the wireless phone operator’s network. The Company generates revenues by licensing portions of its intellectual property to other manufacturers of wireless products (such as wireless phones and the hardware required to establish and operate a wireless network).

The Company was incorporated in 1985 under the laws of the state of California. In 1991, it reincorporated in the state of Delaware.

The basket stock’s SEC file number is 0-19528.

Historical Performance of the Common Stock of QUALCOMM Incorporated

The following graph sets forth the historical performance of the common stock of QUALCOMM Incorporated based on the daily closing price from January 3, 2003 through February 5, 2009. The closing price on February 5, 2009 was 35.04. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

United Technologies Corporation

According to publicly available information, United Technologies Corporation (the “Company”) was incorporated in Delaware in 1934. The Company provides high technology products and services to the building systems and aerospace industries worldwide. The Company’s operating units include businesses with operations throughout the world. Otis, Carrier and UTC Fire & Security serve customers in the commercial and residential property industries worldwide. Carrier also serves commercial, industrial, transport refrigeration and food service equipment customers. Pratt & Whitney, Hamilton Sundstrand and Sikorsky primarily serve commercial and government customers in the aerospace industry. Hamilton Sundstrand and Pratt & Whitney also serve customers in industrial markets.

The basket stock’s SEC file number is 001-00812.

Historical Performance of the Common Stock of United Technologies Corporation

The following graph sets forth the historical performance of the common stock of United Technologies Corporation based on the daily closing price from January 3, 2003 through February 5, 2009. The closing price on February 5, 2009 was 48.05. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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